FORM 11-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

{X}	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIESEXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

{_}	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIESEXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________

Commission file number 1-13934

A.	Full title of the plan:

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN
(f/k/a Midwest Express Airlines Savings and Investment Plan)

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

MIDWEST AIR GROUP, INC.
(f/k/a Midwest Express Holdings, Inc.)
6744 South Howell Avenue
Oak Creek, Wisconsin 53154-1402

REQUIRED INFORMATION

        The following financial statements and schedules of the Midwest Airlines Savings and Investment Plan (the “Plan”), prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith. Deloitte & Touche LLP, the current independent auditor for the Plan, audited the financial statements and schedules as of and for the year ended December 31, 2003. The former independent auditor for the Plan, McGladrey & Pullen, LLP, audited the financial statements and schedules as of and for the year ended December 31, 2002.

MIDWEST AIRLINES SAVINGS AND
INVESTMENT PLAN (Formerly the Midwest
Express Airlines Savings and Investment Plan)

Financial Statements as of December 31, 2003
and 2002 and Year Ended December 31, 2003,
Supplemental Schedule as of December 31, 2003
and Reports of Independent Registered Public
Accounting Firm

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN
(Formerly the Midwest Express Airlines Savings and Investment Plan)

TABLE OF CONTENTS

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1-2
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2003	4
Notes to Financial Statements	5-9
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets (Held at End of Year)
as of December 31, 2003	10

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Midwest Air Group, Inc.
   and the Trustees and Participants in the
   Midwest Airlines Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Midwest Airlines Savings and Investment Plan (the “Plan”) (formerly the Midwest Express Airlines Savings and Investment Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2003 basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the 2003 basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit for the 2003 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2003 basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
May 20, 2004

[McGladrey & Pullen Logo]

REPORT OF INDEPENDENT PUBLIC REGISTERED ACCOUNTING FIRM

To the Plan
Midwest Express Airlines Savings
   and Investment Plan
   Oak Creek, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Midwest Express Airlines Savings and Investment Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey &Pullen, LLP
Madison, Wisconsin
June 13, 2003

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN
(Formerly the Midwest Express Airlines Savings and Investment Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Cash and cash equivalents	$1,493	$255
Investments, at fair value:
Investment in Master Trust	19,615,100	18,905,073
Common stocks	1,182	949
Mutual funds	37,774,471	25,342,969
Common/collective funds	13,068,040	10,368,936
Participant loans	1,612,770	1,545,148

Total investments	72,071,563	56,163,075

Receivables:
Participants' contributions	191,825	230,333
Accrued interest and dividends	26,883	24,037
Due from Broker for securities sold	37,339	--

Total receivables	256,047	254,370

Total assets	72,329,103	56,417,700

LIABILITIES:
Due to broker for securities purchased	252,493	250,987
Accrued expenses	18,150	4,911

Total liabilities	270,643	255,898

NET ASSETS AVAILABLE FOR BENEFITS	$72,058,460	$56,161,802

See notes to financial statements.

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN
(Formerly the Midwest Express Airlines Savings and Investment Plan)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

ADDITIONS:
Investment income:
Interest in earnings of master trust	$2,207,060
Net appreciation in fair value of investments	9,897,763
Interest and dividends	565,790

Net investment income	12,670,613

Contributions:
Participants	5,386,832
Participant rollovers	44,227

Total contributions	5,431,059

Total additions	18,101,672

DEDUCTIONS:
Distributions to participants	2,079,698
Administrative expenses	95,513
Net transfers to Skyway Airlines, Inc. 401(k) Plan	29,803

Total deductions	2,205,014

NET INCREASE	15,896,658

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	56,161,802

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$72,058,460

See notes to financial statements.

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN
(Formerly the Midwest Express Airlines Savings and Investment Plan)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF THE PLAN

The following brief description of the Midwest Airlines Savings and Investment Plan (the “Plan”) is provided for general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution 401(k) savings plan covering all full- and part-time employees of Midwest Airlines, Inc. (the “Company”) (formerly Midwest Express Airlines, Inc.). Full-time employees are eligible to participate after completing one full calendar month of service and part-time employees are eligible to participate after 12 months of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective October 15, 2003 the Plan changed its name to Midwest Airlines Savings and Investment Plan.

Contributions—Each year participants may contribute up to 50% of their pretax annual compensation, as defined in the plan, subject to certain Internal Revenue Code (“IRC”) limitations. In addition, participants may contribute up to 10% of their after tax compensation, subject to IRC limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Employer contributions are made at the discretion of the Board of Directors of the Company. Participants age 50 or over are eligible to make catch-up contributions based on the provisions of the plan.

The Plan included an employer matching contribution equal to 50% of the first 6% of base compensation that a participant contributed to the Plan. Effective October 1, 2001 all matching contributions were temporarily suspended. The Plan also includes a profit sharing contribution to be made at the discretion of the Company. No profit sharing contributions were made in 2003.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of Company contributions, Plan earnings, and charged with withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in Company contributions plus actual earnings thereon is based on years of continuous service. A participant is vested based on years of service and is 100 percent vested after five years of credited service per the schedule below, upon death, total disability, or attainment of the age of 65 in the employer’s matching and profit sharing contribution portion of their account.

Years of Service	Percentage
Less than 2	0%
2	25%
3	50%
4	75%
5	100%

Investment Options—Prior to July 10, 2003, all employer contributions were initially invested in the Midwest Air Group, Inc. Common Stock Fund. Employer contributions to the Midwest Air Group, Inc. Common Stock Fund could be immediately transferred to other investment options by the participant, with the exception of the initial profit sharing contribution at Plan inception which was, prior to July 10, 2003, required to remain in the Midwest-Air Group, Inc. Common Stock Fund. Participants may direct the investment of their account balances into a variety of investment options as more fully described in the Plan’s literature. Participants may change their investment options daily.

Certain participants from a prior plan with a prior parent company of the Company have investments in Kimberly Clark Corporation common stock. Participants are able to keep their balances in this investment, however it is no longer an investment option available to participants.

Effective July 10, 2003, the Company approved the suspension of the Midwest Air Group, Inc. Common Stock Fund as an investment option, until further notice. For those participants that designated the Midwest Air Group, Inc. Common Stock Fund as an investment option, as of July 10, 2003, contributions are invested in the M&I Stable Principal Fund, unless otherwise directed by the participant. Participants have the option of leaving their existing balance in the Midwest Air Group, Inc. Common Stock Fund or transferring all or part of the balance to another investment option offered by the Plan as of the date noted above.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.0 percent to 9.5 percent and 4.25 percent to 9.5 percent at December 31, 2003 and 2002, respectively, which are commensurate with prevailing rates for commercial loans as determined by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits—Participants may withdraw their account balance upon retirement, death, disability, termination of employment, or attainment of age 59-1/2. Participants having any immediate and heavy financial hardship without any other source of funds may request a hardship withdrawal of their 401(k) contributions only. Their after-tax contribution account may be withdrawn for any reason. Participant’s vested and nonforfeitable balances will be distributable to the participant upon termination of employment if the balance is less than $5,000. If the balance exceeds $5,000, distribution will be made only if the participants consent.

Forfeited Accounts—Effective June 25, 2003 forfeitures from December 31, 2001 and thereafter will be used to pay plan expenses. At December 31, 2003 and 2002 forfeited nonvested accounts totaled $19,929 and $21,322, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Interest in Master Trust—The Plan participates in the Midwest Express Holdings, Inc. Master Trust (the “Master Trust”), which was established as of January 1, 1997, to hold the Plan’s and an affiliate’s plan investments in the common stock of the Midwest Air Group, Inc., the Company’s parent company, and the common stock of Kimberly-Clark Corporation (the Company’s prior parent company). Investment income, realized gains and losses on investment transactions, expenses, and investment appreciation or depreciation on assets held in the Master Trust are allocated monthly to each plan based on its proportionate share of Master Trust assets. Plan participation in the Master Trust is adjusted monthly for withdrawals for benefit payments to Plan participants and for contributions made to the Plan.

Investment Valuation and Income Recognition—Investments are stated at fair value based on quoted or reported market values. Participant loans are valued at the outstanding loan balance. The Plan invests in the M&I Stable Principle Fund, a common collective trust that invests in fully benefit responsive guaranteed investment contracts (“GICs”). The GIC’s are recorded at contract value, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expense—The Company has the option to have expenses paid by the Plan, during 2003, administrative expenses were paid by the Plan.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Transfers—The Company also sponsors another defined contribution plan. As employees change their status with Company, their account balances are transferred to the appropriate plan.

Reclassifications—Certain reclassifications have been made to the 2002 amounts to conform to the 2003 presentation.

3.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and units of common collective funds managed by Marshall & Ilsley (“M&I”) Trust Company. M&I Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. In addition, certain investments in the Master Trust are Midwest Air Group, Inc. common stock, the Plan sponsor’s parent company.

4.	INTEREST IN MASTER TRUST

Investments held in the Master Trust at December 31, 2003 and 2002 were as follows:

	2003	2002
Cash and cash equivalents	$630,784	$484,326
Midwest Air Group, Inc. common stock	3,600,569	5,295,045
Kimberly-Clark Corporation common stock	15,614,946	13,262,026
Due from broker	--	45,341
Accrued interest income	64,709	84,380

Total investments	$19,911,008	$19,171,118

As of December 31, 2003 and 2002, the Master Trust held 855,242 shares and 989,728 shares, respectively, of Midwest Air Group, Inc. common stock.

The Plan’s interest in the Master Trust as a percentage of net assets of the Master Trust was approximately 99 percent at December 31, 2003 and 2002.

The net investment gain of the Master Trust for the year ended December 31, 2003 was as follows:

Net appreciation in fair value of investments-common stocks	$1,843,818
Interest and dividends	401,988
Net investment gain	$2,245,806

5.	INVESTMENTS

The fair value of investments that individually represent 5 percent or more of the Plan’s net assets available for benefits consisted of the following as of December 31, 2003 and 2002:

	2003	2002
Interest in Master Trust*(**)	$19,615,100	$18,905,073
M&I Diversified Stock Portfolio*	5,967,537	4,535,024
Vanguard Institutional Index Fund	8,608,017	6,219,637
M&I Stable Principal Fund*	4,098,162	3,570,087
Invesco Dynamics Fund	5,256,313	3,658,515
Vanguard International Growth Fund	4,555,433	3,054,017
Dreyfus Emerging Leaders Fund	5,901,990	4,238,735
Legg Mason Value Trust Income	4,622,451	N/A

*Party-in-interest. (**) Includes $0 and $497,615, of non-participant directed funds at December 31, 2003 and 2002, respectively.

The Plan’s investments (except investment in Master Trust), including investments bought, sold, and held during the year ended December 31, 2003 appreciated in value as follows:

Common collective funds	$1,768,935
Mutual funds	8,128,828

Net appreciation in fair value of other investments	$9,897,763

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan termination, participants would become 100 percent vested in their employer contributions.

7.	FEDERAL TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 21, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN
(Formerly the Midwest Express Airlines Savings and Investment Plan)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2003

Description	Current Value
Interest in Midwest Express Holdings, Inc. Master
Trust; 99% interest*	$19,615,100
Common stock:
Kimberly-Clark Corporation common stock	1,182
Common collective funds:
M&I Diversified Stock Portfolio*	5,967,537
M&I Stable Principle Fund*	4,098,162
M&I Growth Balanced Portfolio*	2,256,633
M&I Diversified Income Portfolio*	745,708
Mutual funds:
Calamos Growth Fund	267,514
Dreyfus Emerging Leaders Fund	5,901,990
Invesco Dynamics Fund	5,256,313
Legg Mason Value Trust Income	4,622,451
Marshall Mid-Cap Value Fund*	1,289,954
Marshall Government Income Fund*	2,435,931
Massachusetts Investors Growth Stock	2,689,590
Strong Advisor Small Cap Value Fund	864,340
Vanguard Institutional Index Fund	8,608,017
Vanguard International Growth Fund	4,555,433
Vanguard Total Bond Market Index Fund	767,920
Vanguard Explorer Fund	357,524
Royce Total Return Fund	157,494
Participant loans; interest at rates ranging from 4.0% to 9.5%*	1,612,770

TOTAL INVESTMENTS	$72,071,563

*Party-in-interest

SIGNATURES

        Pursuant to the requirements of the Securities and Exchange Act of 1934, the Midwest Airlines Savings and Investment Plan Advisory Committee, which administers the plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN
June 25, 2004	By: /s/ Robert S. Bahlman
Robert S. Bahlman
Member of the Midwest Airlines
Savings and Investment Plan Advisory Committee

EXHIBIT INDEX
MIDWEST AIRLINES SAVINGS AND INVESTMENT PLAN
FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

Exhibit No.	Description

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of McGladrey & Pullen, LLP.